UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of February 2006

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X| If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                              Sequential
        Exhibit                  Description                  Page Number
        -------                  -----------                  -----------

          1.         Press release on ALVARION REPORTS
                     FOURTH QUARTER AND FULL YEAR 2005
                     RESULTS dated February 8, 2006                 4

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    ALVARION LTD.


Date: February 8, 2006              By: /s/ Dafna Gruber
                                       -------------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer

                                                                       Exhibit 1


Contacts
ALVARION                               ALVARION
Dafna Gruber, CFO, 650 314 2652
                +972-3-645 6252        Carmen Deville, 650 314 2653
dafna.gruber@alvarion.com              carmen.deville@alvarion.com
-------------------------              ---------------------------


           ALVARION REPORTS FOURTH QUARTER AND FULL YEAR 2005 RESULTS

           Resumed sequential growth; BreezeMAXTM Leadership Continues


TEL AVIV, Israel--February 8, 2006 -- Alvarion Ltd. (NASDAQ: ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced financial results for the fourth quarter and full year ended December 31, 2005.

Revenue for the fourth quarter reached $46.5 million, up 3% sequentially from $45.0 million in the third quarter of 2005. Revenue in Q4 2005 declined 17% from $55.9 million in the fourth quarter of 2004, primarily reflecting a higher revenue contribution from one large customer during the fourth quarter of 2004.

Gross margin was 45% in Q4 of 2005, consistent with Alvarion's target operating model.

On a GAAP basis, the company reported a net loss of $(4.9) million, or ($0.08) per share. This compares with a net loss of $(5.5) million, or $(0.09) per share in Q3 and a net loss of ($6.8) million, or ($0.12) per share in the fourth quarter of 2004, which included charges of $11.4 million representing a write-off of in-process research and development and acquisition related expenses.

Excluding amortization of acquired intangibles and deferred stock compensation of an aggregate of $1.1 million in the fourth and third quarters of 2005, and $0.8 million in the fourth quarter of 2004 as well as acquisition-related charges of $11.4 million in the fourth quarter of 2004, on a non-GAAP basis, Q4 2005 net loss was $(3.8) million, or ($0.06) per share, compared with a net loss of ($4.4) million, or ($0.07) per share in the third quarter of 2005, and a non-GAAP net profit of $5.4 million, or $0.08 per diluted share in Q4 of 2004. See the attached table showing the reconciliation of GAAP to non-GAAP figures.

Revenue for 2005 was $195.7 million compared with $201.5 million in 2004. Taking into account a very large deployment by Alvarion's largest customer in 2004, revenues from Broadband Wireless Access solutions, including BreezeMAX, Alvarion's flagship WiMAX platform, increased by 20% in 2005 over 2004.

On a GAAP basis, the company reported a net loss of ($13.6) million, or ($0.23) per share in 2005. This compares with a net income of $0.9 million, or $0.01 per share in 2004.

Excluding amortization of acquired intangibles and deferred stock compensation of an aggregate of $4.9 million and $2.8 million in 2005 and 2004, respectively, as well as acquisition-related charges of $0.9 million and $0.4 million in 2005 and 2004, respectively, and $11 million of in-process research and development write-off in 2004, on a non-GAAP basis, 2005 net loss was ($7.8) million, or ($0.13) per share, compared with a net income of $15.1 million, or $0.24 per share in the prior year. See the attached table showing the reconciliation of GAAP to non-GAAP figures.

Comments of Management

"We are pleased that we resumed sequential growth in Q4," said Tzvika Friedman, CEO and President of Alvarion. "Broadband wireless access revenue increased for both WiMAX and non-WiMAX based solutions in Q4.

"We were particularly gratified by the continued strong performance of our BreezeMAX product, which increased to about $10 million in revenue in Q4. Our fundamental business, primarily wireless DSL solutions, is performing well during the transition to WiMAX and should continue to be the main engine for growth in 2006. We have strengthened our position with some of the carriers we refer to as "innovative challengers" because they are early adopters of new technology, and we expect the overall upward trend to continue.

"Other significant developments in Q4 included the successful launch of the largest ever project for our cellular mobile unit, complete networks for the islands of Guadeloupe and Martinique by Outremer Telecom. We believe this will be an important reference account that will help us land more large orders for the cellular mobile unit. In addition, a major Latin American customer has placed an initial $7 million order under a new frame agreement that could be worth up to $15 million, covering both BreezeMAX(TM) and eMGW(TM) products for several countries in Latin America.

"The fixed broadband wireless access market - both WiMAX and non-WiMAX - will be an important and growing market for the next several years," continued Mr. Friedman. "We continue to dominate the BWA market where we retain a 30% market share. Our leading position is evidence of our customers' satisfaction with our superior product offering and support.

"We continue to invest in building our company to be a major player in the growing WiMAX market for fixed, nomadic and mobile applications. We are focusing our investment on aggressively expanding our family of WiMAX solutions to include additional frequencies, additional marketing activities with Tier 1 carriers, mobile WiMAX development, affording our customers a smooth migration path to the recently ratified 802.16e standard, and development to enable an array of new services.

"While we continue our focus on retaining our leadership in this market, we will also pursue our commitment to realizing the vision of personal broadband to enhance lifestyles and improve productivity with our mobile WiMAX solutions. Moving true broadband from an entirely facilities-based offering to one that is an `anytime, anywhere' personal offering will create a host of new opportunities in the telecom ecosystem. We are positioning Alvarion to be the partner of choice for operators, both new and incumbent, technology partners, and systems integrators as the market evolves."

Q1 Guidance

The Company's revenue guidance for Q1 2006 is $46 million to $51 million. At this revenue range, non GAAP per share results are expected to range between a loss of 3 and 6 cents per share. This guidance excludes expenses related to amortization of acquired intangibles and estimated recurring quarterly stock option expenses resulting from the adoption of SFAS 123R. Also excluded from non-GAAP guidance is a one-time positive cumulative effect of a change in accounting principle under SFAS 123R which cannot be quantified at this time. Since it is too early to indicate the impact of this one-time positive cumulative effect, the company will not provide GAAP earnings per share guidance.

Alvarion's management will host a conference call today, February 8, at 9:00 a.m. Eastern Time to discuss the quarter. To participate in the call, please dial one of the following numbers approximately five minutes prior to the scheduled start time: USA: (612) 332-1213, International: +1-612-332-1213.

The public is invited to listen to the live webcast of the conference call. For details please visit Alvarion's website at www.alvarion.com. An archive of the on-line broadcast will be available on the website. A replay of the call will be available from 12:30 p.m. EDT on February 8, 2006 through 11:59 p.m. EDT on February 14, 2006. To access the replay, please call USA: (320) 365-3844,
International: +1-320-365-3844. To access the replay, users will need to enter the following code: 813525.

About Alvarion

With more than 2 million units deployed in 140 countries, Alvarion is the worldwide leader in wireless broadband, providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.
Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges. As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum(TM) is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve market success for new products, services and technologies, including the WiMAX and cellular mobile product offerings; increased competition and its effect on pricing, spending, third-party relationships and revenues, as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission. In addition, our limited history in completing acquisitions may adversely impact our ability to successfully integrate the business of Alvarion and interWAVE, we may face liabilities and expenses in excess of those currently anticipated with respect to the acquisition of interWAVE.

Certain information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

                        ALVARION LTD. & ITS SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                            U.S. dollars in thousands

                                                      December 31,  December 31,
                                                          2005          2004
                                                     ------------   -----------
               ASSETS

Cash, cash equivalents,short-term and
 long-term investments                                  $114,320      $132,682
Trade receivables                                         39,271        28,148
Other accounts receivable                                  6,179         6,492
Inventories                                               43,363        41,328
Severance pay fund                                         7,685         7,025
Long-term receivables                                       --             456

PROPERTY AND EQUIPMENT, NET                               11,072        11,925

GOODWILL AND OTHER INTANGIBLE ASSETS                      96,112       100,479
                                                        --------      --------
TOTAL ASSETS                                            $318,002      $328,535
                                                        ========      ========

     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables                                          $ 29,093      $ 26,481
Other accounts payable and accrued
 expenses                                                 52,807        55,611
                                                        --------      --------
Total current liabilities                                 81,900        82,092

LONG TERM LIABILITIES                                      1,749         3,505

ACCRUED SEVERANCE PAY                                     11,007        10,126
                                                        --------      --------
TOTAL LIABILITIES                                         94,656        95,723

SHAREHOLDERS'  EQUITY                                    223,346       232,812
                                                        --------      --------
TOTAL LIABILITIES AND SHAREHOLDERS'
 EQUITY                                                 $318,002      $328,535
                                                        ========      ========


                        ALVARION LTD. & ITS SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                U.S. dollars in thousands (except per share data)


                                                                         Three            Three            Three
                                       Year             Year             Months          Months            Months
                                       ended            ended            Ended            Ended             Ended
                                    December 31       December 31      December 31      December 31      September 31
                                     ----------       ---------        ---------        ---------        ---------
                                        2005             2004             2005            2004              2005
                                     ---------        ---------        ---------        ---------        ---------

Sales                                $ 195,715        $ 201,507        $  46,483        $  55,878        $  45,016

Cost of sales                          106,439          113,741           25,631           31,328           24,917
                                     ---------        ---------        ---------        ---------        ---------
Gross profit                            89,276           87,766           20,852           24,550           20,099
                                     ---------        ---------        ---------        ---------        ---------

Operating expenses:
Research and
 development, net                       38,921           27,816            9,779            7,598            9,748

Selling and marketing                   48,794           39,038           12,584           10,002           12,150

General and
 administrative                         11,919            9,681            2,950            2,663            3,193

Amortization of
 acquired current
 technology,customer
 relationships and
 trademarks                              4,367            2,779            1,091              772            1,091

Amortization of
 deferred stock
 compensation                              563               60               11               27               11

In Process Research
 & Development write-off                    --           10,993             --             10,993             --

Acquisition related expenses               868              369             --                369             --
                                     ---------        ---------        ---------        ---------        ---------

Total Operating expenses               105,432           90,736           26,415           32,424           26,193
                                     ---------        ---------        ---------        ---------        ---------
Operating loss                         (16,156)          (2,970)          (5,563)          (7,874)          (6,094)

Financial income,
 net                                     2,551            3,821              681            1,119              576
                                     ---------        ---------        ---------        ---------        ---------
Net Income (loss)                    $ (13,605)       $     851        $  (4,882)       $  (6,755)       $  (5,518)
                                     ---------        ---------        ---------        ---------        ---------

Basic earnings
 (loss) per share                    $   (0.23)       $    0.02        $   (0.08)       $   (0.12)           (0.09)
                                     =========        =========        =========        =========        =========

Weighted average
 number of shares
 used in computing
 basic earnings
 (loss) per share                       58,688           56,549           59,206           57,619           58,983
                                     =========        =========        =========        =========        =========

Diluted earnings
 (loss) per share                    $   (0.23)       $    0.01        $   (0.08)       $   (0.12)           (0.09)
                                     =========        =========        =========        =========        =========

Weighted average
 number of shares
 used in computing
 diluted earnings
 (loss) per share                       58,688           63,754           59,206           57,619           58,983
                                     =========        =========        =========        =========        =========

                        ALVARION LTD. & ITS SUBSIDIARIES

                   DISCLOSURE OF NON-US GAAP NET INCOME (LOSS)

       FOR COMPARATIVE PURPOSES NET INCOME (LOSS) AND EARNINGS (LOSS) PER
      SHARE EXCLUDING AMORTIZATION OF ACQUIRED INTANGIBLES, DEFERRED STOCK
       COMPENSATION, ACQUIRED IN-PROCESS RESEARCH & DEVELOPMENT WRITE-OFF
                     AND OTHER ACQUISITION RELATED EXPENSES

                U.S. dollars in thousands (except per share data)


                                                                          Three           Three             Three
                                        Year             Year             Months          Months            Months
                                        ended            ended            Ended            Ended             Ended
                                     December 31       December 31      December 31      December 31      September 31
                                      ----------       ---------        ---------        ---------        ---------
                                         2005             2004             2005            2004              2005
                                      ---------        ---------        ---------        ---------        ---------

Net Income (loss)
 according to US
 GAAP                                 $(13,605)         $    851         $ (4,882)         $ (6,755)        $ (5,518)

Amortization of
 acquired current
 technology, customer
 relationships and
 trademarks                              4,367             2,779            1,091               772            1,091

Amortization of deferred
 stock compensation                        563                60               11                27               11



                                                                     Three           Three             Three
                                   Year             Year             Months          Months            Months
                                   ended            ended            Ended            Ended             Ended
                                December 31       December 31      December 31      December 31      September 31
                                 ----------       ---------        ---------        ---------        ---------
                                    2005             2004             2005            2004              2005
                                 ---------        ---------        ---------        ---------        ---------

Acquired In-Process
 Research & Development
 write-off                             --             10,993             --             10,993              --

Acquisition related
 expenses                               868              369             --                369              --
                                   --------         --------         --------         --------          --------

Net Income (loss)
 excluding
 amortization of
 intangibles and
 deferred stock
 compensation,
 acquired in-process
 research &
 development write-
 off and acquisition
 related expenses                  $ (7,807)        $ 15,052       $ (3,780)          $  5,406        $ (4,416)
                                   ========         ========       ========           ========        ========

Basic net earnings
 (loss) per share,
 excluding
 amortization of
 intangibles and
 deferred stock
 compensation,
 acquired in-process
 research &
 development write-
 off and acquisition
 related expenses                  $  (0.13)        $   0.27       $  (0.06)          $   0.09        $  (0.07)
                                   ========         ========       ========           ========        ========

Weighted average
 number of shares
 used in computing
 basic net earnings
 (loss) per share                    58,688           56,549         59,206             57,619          58,983
                                   ========         ========       ========           ========        ========

Diluted net earnings
 (loss) per share,
 excluding
 amortization of
 intangibles and
 deferred stock
 compensation,
 acquired in-process
 research &
 development
 write-off and
 acquisition related
 expenses                          $  (0.13)        $   0.24       $  (0.06)          $   0.08        $  (0.07)
                                   ========         ========       ========           ========        ========

Weighted average
 number of shares
 used in computing
 diluted net earnings
 (loss) per share                    58,688           63,754         59,206             64,447          58,983
                                   ========         ========       ========           ========        ========

                        ALVARION LTD. & ITS SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                            U.S. dollars in thousands

                                                                    Three
                                                                 Months ended
                                                               December 31, 2005
                                                               -----------------

Cash flows from operating activities:
Net loss                                                           $  (4,882)
Adjustments to reconcile net income to net cash
 used in operating activities:
Depreciation                                                           1,227
Amortization of deferred stock compensation                               11
Amortization of intangibles                                            1,091
Increase in trade receivables                                         (2,150)
Decrease in other accounts receivable and prepaid
 expenses                                                              1,409
Decrease in inventories                                                2,229
Decrease in trade payables                                            (6,084)
Decrease in Long term receivables                                        365
Decrease in other accounts payables and accrued
 expenses                                                               (620)
Accrued severance pay, net                                               240
                                                                   ---------
Net cash used in operating activities                                 (7,164)

Cash flows from investing activities:
Purchase of fixed assets                                                (675)
                                                                   ---------
Net cash used in investing activities                                   (675)

Cash flows from financing activities:
Proceeds from exercise of employees' stock options                       805
                                                                   ---------
Net cash provided by financing activities                                805

                                                                   ---------
Decrease in cash, cash equivalents, short-term and
 long-term investments                                                (7,034)

                                                                   ---------
Cash, cash equivalents, short-term and long-term
 investments at the beginning of the period                          121,354
                                                                   ---------
Cash, cash equivalents, short-term and long-term
 investments at the end of the period                              $ 114,320
                                                                   =========